                                                                FILE NO. _______


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                 (Name of the company filing this statement and
                   address of its principal executive office)
                  ---------------------------------------------

                                      None

                  ---------------------------------------------

                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                                  Robert Howell
                            Executive Vice-President
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                     (Name and address of agent for service)

           The Commission is requested to send copies of all notices, orders and communications in connection with this
                          Application - Declaration to:

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY 10005
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

            Applicant UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), applies to the Securities and Exchange Commission (the "Commission") under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "'35 Act"), and Rule 10 thereunder, for an order exempting the following companies from the provisions of the '35 Act:

            KINETIK ENERGY ("Kinetik"): Kinetik is a retail gas company organized under the laws of Australia and operating solely in Australia. Kinetik's service area includes the northeastern and outer western suburbs of Melbourne, the principal city of the State of Victoria, Australia ("Victoria"), and western and north central Victoria.

            WESTAR: Westar is a gas distributor organized under the laws of Australia and operating solely in Australia. Its distribution network serves the western suburbs of Melbourne, and includes a large number of industrial customers in the western county areas of Victoria. Westar serves approximately 411,000 industrial, commercial and residential customers and has fixed assets valued at approximately $591.8 million (N.Z.).

            Kinetik and Westar are "stapled" businesses that will be sold by the government of Victoria through the bidding process described below.

            IKON ENERGY ("Ikon"): Ikon is a gas retail company organized under the laws of Australia and operating solely in Australia. Its service area includes the western central and southeastern suburbs of Melbourne.

            MULTINET: Multinet is a gas distribution company organized under the laws of Australia and operating solely in Australia. Its gas distribution network includes the eastern metropolitan area of Melbourne, which is densely populated. Multinet serves approximately 587,000 industrial, commercial and residential customers and has fixed assets valued at approximately $650.5 million (N.Z.).
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                                      -3-

            Ikon and Multinet are also stapled businesses for purposes of the bidding process.

            ENERGY 21: Energy 21 is a gas retail company organized under the laws of Australia and operating solely in Australia. Its service area includes parts of eastern Melbourne, the Morningstar Peninsula and northern and eastern Victoria.

            STRATUS: Stratus is a gas distribution company organized under the laws of Australia and operating solely in Australia. Its distribution network includes the northern and southeastern suburbs of Melbourne and the Morningstar Peninsula. Stratus serves approximately 419,000 industrial, commercial and residential customers and has fixed assets valued at approximately $650.5 million (N.Z.).

            Energy 21 and Stratus are also stapled businesses for purposes of the bidding process.

            GAS TRANSMISSION CORPORATION ("GTC"): GTC is a gas transmission and supply company organized under the laws of Australia and operating solely in Australia. It owns and operates approximately 1,650 kilometers of high-pressure transmission pipelines and supporting infrastructure throughout Victoria. GTC also owns and operates a liquefied natural gas facility at Dandenong.

      THE BIDDING PROCESS IN VICTORIA

            UtiliCorp will participate in the bidding process for the stapled businesses through one or more subsidiaries. The nature of the subsidiaries, and whether UtiliCorp will invest as a member of a group or consortium, has not yet been determined. In light of certain tax, legal and regulatory considerations, however, it may be advisable for UtiliCorp to structure any such transactions using one or more intermediate companies to be owned by a UtiliCorp subsidiary. Also, to accommodate Australian tax considerations, it may be necessary to effect the transaction
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                                      -4-

through a series of asset and stock acquisitions. Regardless of how any such transaction is ultimately structured, UtiliCorp expects to acquire an equity ownership interest of up to, but not more than, 50% in one or more of the three stapled businesses described above. UtiliCorp may bid to acquire a minority investment (less than 20%) in GTC.

            The government of the State of Victoria (the "Victorian Government") has decided to privatize its natural gas industry with the goal of developing a competitive energy market in southeastern Australia. The Victorian Government believes that the transition from a state-owned monopoly structure to a competitive market will lower natural gas prices and enhance service for consumers.

            The Victorian Government has established an aggressive timetable for the sale of the stapled natural gas retail and distribution companies as well as GTC. The bidding process will occur in two stages. Initially, beginning in June, 1998 and proceeding through August, 1998, any interested party may make a bid that will be a non-binding offer. These non-binding bids will be based on the information contained in memoranda regarding the state-owned companies that are prepared and distributed by the Victorian Government. The Victorian Government will select finalists based on these bids to advance to the second stage of the process.

            The second stage will begin in August, 1998 and proceed through November, 1998. In the second stage, the finalists will first have an opportunity to perform due diligence on the companies. After performing the due diligence, the finalists will have the opportunity to make binding bids to the Victorian Government for selection as successful bidders. As a result, UtiliCorp will likely review and bid on several companies simultaneously in the process. UtiliCorp anticipates that the Victorian Government will first put the stapled company of Kinetik
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                                      -5-

and Westar out to bid. UtiliCorp also anticipates that, shortly after the second stage due diligence has begun on Kinetik and Westar, the Victorian Government will put the second stapled company, Ikon and Multinet, out to bid. UtiliCorp anticipates further that the Victorian Government will put the third stapled company, Energy 21 and Stratus, out to bid shortly after the first stage of the Ikon and Multinet bidding has begun. Moreover, the Victorian government will release the informational memoranda on GTC to commence the bidding on that entity sometime during this time period

            UtiliCorp will not proceed with the acquisition of any of the stapled businesses or GTC unless the order granting the exemptions sought in this Application is issued and unless UtiliCorp receives any necessary approvals from state and local regulatory public utility authorities having jurisdiction over UtiliCorp's acquisition of any of the businesses. In fact, the Victorian Government will likely view bids submitted prior to the receipt of regulatory approvals in a negative light.

            UtiliCorp is requesting the exemption of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC in this single application because the aggressive timing of the bidding process and the overlapping bidding on the three stapled businesses and GTC will preclude UtiliCorp from filing successive Applications for exemption. Also, because of the aggressive timing of the bidding process, UtiliCorp requests that the Commission act on this Application no later than July 15, 1998 so that a copy of the Commission's order can be submitted with UtiliCorp's bids. Upon deciding to participate in the bidding process and identifying the need to proceed under Section 3(b) of the '35 Act, UtiliCorp has acted as expeditiously as possible to file this Application.
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                                      -6-


      APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

            In support hereof, UtiliCorp states:

            (1) UtiliCorp is a publicly held corporation organized under Delaware law with its principal offices located at 20 West Ninth Street, Kansas City, Missouri 64105. UtiliCorp engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers in nine states, British Columbia, Australia and New Zealand. As of December 31, 1997, UtiliCorp had sales of $8.926 billion, earnings before interest and taxes of $359.1 million and total assets of $5.113 billion. Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a holding company subject to regulation under the '35 Act or a subsidiary company of a holding company subject to regulation under the '35 Act. UtiliCorp is exempt from regulation as a public utility holding company under Rule 10 with respect to its ownership of West Kootenay Power and Light Company, Limited, a Canadian public utility company, WEL Energy Group Limited, a New Zealand electric utility company, and United Energy Ltd., an Australian electric distribution company, each of which is exempt without qualification from the 1935 Act either pursuant to Section 3(b) or Section 33. See Holding Company Act Release Nos. 35-24204, 35-25850 and 35-26353 (Sept. 29, 1986, July 8, 1993, and August 7, 1995, respectively).

            (2) UtiliCorp will participate in the bidding process for the stapled businesses through one or more subsidiaries. The nature of the subsidiaries, and whether UtiliCorp will invest as a member of a group or consortium, has not yet been determined. UtiliCorp expects that it will acquire an equity ownership interest of up to, but not more than, 50% in one or more of the three stapled businesses described above. UtiliCorp may also bid to acquire a minority investment (less than 20%) in GTC by similar means.
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                                      -7-

            (3) UtiliCorp is planning to invest no more than $500 million in any combination of permissible acquisitions under the Victorian bidding rules. UtiliCorp currently anticipates that it would finance its acquisition in the near term with bank borrowings at a subsidiary level which may require a guarantee by UtiliCorp or from (a) its existing earnings and/or (b) debt facilities at the UtiliCorp level. Any obligation of UtiliCorp is subject to multiple state approvals.

            (4) UtiliCorp has sought approval of these potential acquisitions from those State public utility commissions having jurisdiction over such acquisitions. UtiliCorp has also applied to each of the other state commissions having jurisdiction over its retail electric or gas rates for a certification that such state commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority. These commissions include the Public Service Commission of the State of Missouri, the Utilities Board of the State of Iowa, the Public Service Commission of the State of West Virginia, the Colorado Public Utilities Commission, the Kansas Corporation Commission, the Minnesota Public Utilities Commission, the Michigan Public Service Commission and the South Dakota Public Utilities Commission.

            (5) Neither Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus nor GTC is qualified to do business in any state of the United States; each operates exclusively within Australia.

            (6) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company of a holding company from provisions of the '35 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary
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                                      -8-

companies is a public utility company operating in the United States," provided that the Commission finds that the application of the '35 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

            (7) Neither Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus nor GTC is a public utility company operating in the United States and do not, and following the proposed acquisitions by UtiliCorp, would not, serve any customers in the United States. The proposed acquisitions by UtiliCorp would not affect in any way the status of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC as natural gas companies subject to regulation by Australian authorities under Australian law. Neither Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus nor GTC derives any income from United States operations or sources within the United States. As discussed in paragraphs (8) through (10) below, the regulation of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC under the '35 Act is not necessary in the public interest or for the protection of investors or consumers. Therefore, each of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC satisfies the standards of Section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the '35 Act.

            (8) Since the operations of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC are and will continue to be exclusively in Australia, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of natural gas sales and production within the United States. Moreover, since UtiliCorp is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interests of investors.

            (9) An investment by UtiliCorp in Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC will not in any way diminish the ability of the various State commissions that regulate the retail electric and gas operations of UtiliCorp to protect the interests of consumers in their respective states. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. UtiliCorp will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those books and records to each State commission with retail rate jurisdiction to the extent not already required under state law.

            (10) As a result, UtiliCorp's domestic utility customers will not be put at risk of any adverse financial effects resulting from UtiliCorp's proposed indirect acquisition of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. Accordingly, regulation by the SEC of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC, under the '35 Act as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors, and therefore no regulatory purpose would be served by treating either Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus or GTC as a subsidiary of a holding company.

            (11) If Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC are exempt without qualification under Section 3(b) of the '35 Act, then UtiliCorp and intervening subsidiaries would be entitled to the exemption provided under Rule 10(a)(1) of the '35 Act with respect to these companies.
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                                      -10-

            (12) In addition, if Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC are exempt without qualification under Section 3(b) of the '35 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from
Section 9(a)(2) of the '35 Act.

            (13) UtiliCorp hereby consents to file an annual report on Form U-33-S.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

            An estimate of the fees and expenses to be paid or incurred by the applicants in connection with the proposed transactions is set forth below:

            Description                                            Amount
            -----------                                            ------
            Counsel fees......................................  $    5,000

            Banking and other fees............................  $2,465,000

            Total.............................................  $2,470,000*


            * This total includes fees for a successful bid that proceeds through all of the stages of the bidding process.


ITEM 3. APPLICABLE STATUTORY PROVISIONS.

            Sections 3(b), 9(a)(2), 10(a)(1) and 33 and Rules 10 and 11(b)(1) of
the Act are or may be applicable to one or more of the transactions described herein. To the extent any other sections of the Act and the Commission's rules thereunder may be applicable to the proposed transactions, the Applicant hereby requests appropriate orders thereunder.

ITEM 4. REGULATORY APPROVAL.

            UtiliCorp either applied for approval of these potential acquisitions or requested a certification letter from the Public Service Commission of the State of Missouri, the Utilities Board of the State of Iowa, the Public Service Commission of the State of West Virginia, the Colorado Public Utilities Commission, the Kansas Corporation Commission, the Minnesota
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                                      -11-

Public Utilities Commission, the Michigan Public Service Commission and the South Dakota Public Utilities Commission.

ITEM 5. PROCEDURE.

            It is requested that the Commission issue and publish no later than July 7, 1998, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than July 14, 1998 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than July 15, 1998 an appropriate order granting and permitting this Application-Declaration to become effective.

            No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS.

            The following exhibits are filed as part of this statement:

EXHIBITS                      DESCRIPTION
--------                      -----------
Exhibit A                     Preliminary Opinion of Counsel

Exhibit B-1                   Letter of Public Service Commission of the
                              State of Missouri
                              (to be filed by amendment)

Exhibit B-2                   Letter of Utilities Board of the State of Iowa
                              (to be filed by amendment)

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                                      -12-


Exhibit B-3                   Approval of Public Service Commission of the
                              State of West Virginia
                              (to be filed by amendment)

Exhibit B-4                   Letter of Colorado Public Utilities Commission

Exhibit B-5                   Letter of Kansas Corporation Commission

Exhibit B-6                   Letter of Minnesota Public Utilities
                              Commission
                              (to be filed by amendment)

Exhibit B-7                   Letter of Michigan Public Service Commission
                              (to be filed by amendment)

Exhibit B-8                   Letter of South Dakota Public Utilities
                              Commission
                              (to be filed by amendment)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

            The proposed transactions do not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to such the proposed transactions.
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                                      -13-

            WHEREFORE, the Applicant respectfully requests that the Commission issue an order herein determining that each of Kinetik, Westar, Ikon, Multinet, Energy 21, Stratus and GTC is entitled to the exemption without qualification provided for by Section 3(b) of the '35 Act.

Dated:  June 30, 1998


                        Respectfully submitted,

                        UTILICORP UNITED INC.


                        By:  Robert Howell
                             ----------------------------
                             Robert Howell
                             Executive Vice-President